February 4, 2025

Zhen Qin
Chief Executive Officer
Linkhome Holdings Inc.
2 Executive Circle, Suite 100
Irvine, CA 92614

        Re: Linkhome Holdings Inc.
            Post-Effective Amendment to Registration Statement on Form S-1 Filed January 13, 2025
            File No. 333-280379
Dear Zhen Qin:

       We have reviewed your post-effective amendment and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Post-Effective Amendment No. 1 to Registration Statement on Form S-1 Executive and Director Compensation, page 76

1.     Please update your compensation disclosure for the fiscal year ended
2024. For
       guidance, see Question 117.05 of our Compliance and Disclosure Interpretations
       (Regulation S-K).
Exhibits

2. Please update Exhibit 5.1 to refer to R.F. Lafferty & Co., Inc. as the underwriter instead of EF Hutton LLC. Also revise the opinion in paragraphs 1 and 2 to reflect that the shares will be validly issued, fully paid and nonassessable. Finally, revise the penultimate paragraph to include the laws of the State of Nevada, as the corporation is a Nevada corporation.
 February 4, 2025
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Frank Knapp at 202-551-3805 or Shannon Menjivar at 202-551-3856 if
you have questions regarding comments on the financial statements and related matters. Please contact Pearlyne Paulemon at 202-551-8714 or Brigitte Lippmann at 202-
551-3713 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Real Estate
& Construction
cc:   Michael J. Blankenship